EXHIBIT 3.1.2
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
REMOTE DYNAMICS, INC.
     Pursuant to the provisions of §242 of the Delaware General Corporation Law, as amended from time to time (the “DGCL”), REMOTE DYNAMICS, INC., a corporation organized and existing under the laws of the State of Delaware and formerly known as Minorplanet Systems USA, Inc. (the “Corporation ”), hereby certifies as follows:
     1 . The Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on January 28, 1994 under the name “HM Holding Corporation” and such instrument was amended and eventually restated by a Restated Certificate of Incorporation filed with the Delaware Secretary of State on June 12, 2001 (as amended, the “Restated Certificate of Incorporation”).
     2. The Corporation filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on June 30, 2004 under the name “Minorplanet Systems USA, Inc.,” which amended and restated the Restated Certificate of Incorporation. Such Amended and Restated Certificate of Incorporation was duly adopted pursuant to the provisions of §303 of the DGCL (as amended, the “A&R Certificate”).
     3. This Certificate of Amendment (this “Certificate”) amends the A&R Certificate. This Certificate was duly adopted pursuant to the provisions of §242 of the DGCL and shall become effective in accordance with §103 of the DGCL.
     4. Article “IV. CAPITALIZATION” of the A&R Certificate is hereby amended by deleting the text of said Article, and replacing it in its entirety with the following:
IV. CAPITALIZATION
     The aggregate number of shares of capital stock which the Corporation shall have authority to issue is 232,000,000 shares consisting of 230,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 2,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). Each holder of a share of Common Stock shall be entitled to one vote for each share held in any stockholder vote in which any of such holders is entitled to participate.
     The Board of Directors of the Corporation, by resolution or resolutions, may at any time and from time to time, divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any Series of Preferred Stock into one or more Series and, without limiting the generality of the foregoing, fix and determine the designation of each such share, the number of shares which shall constitute such Series and certain powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions and voting rights of the shares of each Series so establishing.
     5. In accordance with §141(f) of the DGCL, the board of directors of the Corporation duly adopted resolutions by unanimous written consent setting forth the above amendment, declared said amendment to be advisable, approved said amendment, and called for the submission of said amendment to the stockholders of the Corporation for consideration thereof.
     6. In accordance with Section §222 and §231 of the DGCL, the stockholders of the Corporation duly adopted the above amendment.
     7. This Certificate is to become effective at 4:00 p.m. (Eastern time) on May 26, 2006.
     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its President and Chief Operating Officer as of this 26th day of May, 2006 to be effective as provided above.

REMOTE DYNAMICS, INC.,
a Delaware corporation

	By:	/s/ J. Raymond Bilbao

J. Raymond Bilbao
President, Chief Operating Officer and Secretary

ATTESTED TO BY:

/s/ Erik Bailey

Erik Bailey Vice President, Sales & Marketing